OPERATING AGREEMENT
OF
EAST PERRY, LLC

This OPERATING AGREEMENT (the "Agreement") is entered into, as of January 1st, 2017 ("Effective Date"), by and between EAST PERRY, LLC, a North Carolina limited liability company ("Company") and each of the members (a "Member"), which are each referred to as a "Party" and collectively are referred to as the "Parties".

ARTICLE I

ORGANIZATION AND DEFINITIONS

I.1 Organization. The Company shall be governed by the laws of the State of North Carolina in accordance with this Agreement.

I.2 Principal Office. The existence and location of the principal office of the Company shall be at the discretion of the Manager.

I.3 Term. The Company's existence will continue perpetually unless it is sooner terminated by the Manager.

I.4 Articles of Organization. The Articles of Organization were filed with the Department of State of the State of North Carolina on **the 28th day of September 2016**, pursuant to the North Carolina Limited Liability Company Act (the "Act").

ARTICLE II

PURPOSES AND BUSINESS OF THE COMPANY

II.1 Purposes of the Company. The Company has been formed for the purpose of carrying out any and all lawful activities permitted of a limited liability company under the laws of the State of North Carolina.

II.2 Authority of the Company. To carry out its purposes, the Company, consistent with and subject to the provisions of this Agreement and all applicable laws, is empowered and authorized to do any and all acts and things incidental to, or necessary, appropriate, proper, advisable, or convenient for, and in furtherance of the accomplishment of its purposes.

ARTICLE III

MEMBER LIMITED LIABILITY

III.1 Members. The Members are the only members of the Company and hold all of the membership interests of the Company ("Membership Interests") which may be expressed as units and are owned by the Members in the amounts as set forth on Schedule A attached hereto. Prior to any person (whether a transferee or recipient of new Membership Interests) being admitted as a new Member, such person shall execute the Subscription and Joinder Agreement, in substantially the same form attached as Exhibit A.

III.2 Limited Liability. The Members shall not have any personal liability whatsoever in its capacity as a Member of the Company, whether to the Company, or to the creditors of the Company, for the debts, liabilities, contracts, or any other obligations of the Company, or for any losses of the Company.

ARTICLE IV

MANAGEMENT AND MANAGERS

IV.1 Management. The Company shall be manager-managed by a single manager (the "Manager"). Except as otherwise specifically set forth in this Agreement or any unwaivable provisions of the Act, the Manager shall manage and make all decisions for the Company and perform any and all other acts or activities customary or incident to the management of the Company's business.

IV.2 Manager. The Manager need not be a resident of the State of North Carolina or a Member of the Company. The Manager shall be appointed by the Member and shall hold office until the next annual meeting of Members or until such Manager's successor shall have been appointed, elected and qualified. The initial Manager shall be Janine Saunders. In the event of the death of Janine Saunders, the Member shall appoint Georgi Borayev as the successor Manager.

IV.3 Certain Powers Limited to the Manager. Unless authorized to do so by the Manager of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

IV.4 Limitations on Authority. Unless authorized to do so by this Agreement or by the Managers and Member, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniary for any purpose. Except as set forth in this Agreement or assigned by law, no Member shall have any power or authority to bind the Company unless the Member has been authorized by the Managers to act as an agent of the Company in accordance with the previous sentence.

IV.5 No Liability for Certain Acts. The Manager shall perform the Manager's duties in good faith, in a manner that the Manager reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Manager shall not have any liability by reason of being or having been a Manager. The Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless such loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct or a wrongful taking by the Manager.

IV.6 Manager Has No Exclusive Duty to Company. The Manager shall not be required to manage the Company as the Manager's sole and exclusive function and the Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Subject to specific restrictions set forth in this Agreement, the Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture. Neither the Company nor any Member shall have the right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom.

IV.7 Bank Accounts. The Manager shall open a bank account in the name of the Company ("Bank Account").

IV.8 Indemnity of the Manager, Members, Employees and Other Agents. To the maximum extent permitted under North Carolina and other applicable law, the Company shall indemnify, defend and hold the Manager harmless from actions and inactions in the scope of the Manager's role as the Manager of the Company.

IV.9 Resignation. The Manager may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice. Unless otherwise specified in the resignation, the acceptance of such resignation shall not be necessary to make it effective. The resignation of the Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

IV.10 Vacancies. A Manager vacancy may be filled by an election at an annual meeting or at a special meeting of the Member called for that purpose or by the Member. A Manager elected to fill a vacancy shall be elected for the unexpired term of such Manager's predecessor in office and shall hold office until the expiration of such term and until such Manager's successor shall be elected and shall qualify or until such Manager's earlier death, resignation or removal.

IV.11 No Management Fees. The Manager shall not be entitled to a management fee. The Manager may receive compensation as an officer or employee of the Company.

ARTICLE V

INVESTMENT REPRESENTATIONS AND LEGENDS

V.1 Investment Representations.

a. The Members understand (i) that the Membership Interests evidenced by this Agreement have not been registered under the Securities Act of 1933, the laws and regulations of the State of North Carolina enacted or to be enacted or any other State securities laws ("Securities Acts") because the Company is issuing these Membership Interests in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving public offering, (ii) that the Company has relied upon the fact that the Membership Interests are to be held by the Members for investment, and (iii) that exemption from registrations under the Securities Acts would not be available if the Membership Interests were acquired by a Member with a view to distribution.

b. Accordingly, the Members hereby confirm to the Company that such Member is acquiring the Membership Interests for such own Member's account for investment and not with a view to the resale or distribution thereof. The Members shall not offer to sell or otherwise transfer or sell or otherwise transfer all or any portion of such Member's Membership Interest unless there is an effective registration or other qualification relating thereto under the Securities Acts of 1933 and under any applicable state securities laws or unless the holder of Membership Interests delivers to the Company an opinion of counsel satisfactory to the Company, that such registration or other qualification under such Securities Acts and applicable state securities laws is not required in connection with such offer, sale or other transfer. The Members understand that the Company is under no obligation to register the Membership Interests.

c. Prior to acquiring the Membership Interest, the Member has made an investigation of the Company and the Company's business and the Company has made available to each such Member all information upon which such Member relied upon in its decision to acquire the

Membership Interest. The Members consider himself, herself or itself to be a person possessing experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member's investment in the Membership Interest.

V.2 Legend on Membership Interest Certificates. If certificates representing the Interests owned by the Members or which arebe transferred to any third party are issued, they shall bear the following legend:

> "The Interests represented by this Certificate are subject to and may only be transferred in accordance with the terms and conditions of an Operating Agreement dated January 1, 2017. a copy of which is on file at the offices of the Company."

In addition, each certificate representing Membership Interests of the Company shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL FOR THE COMPANY, IS AVAILABLE."

ARTICLE VI

MISCELLANEOUS PROVISIONS

VI.1 Entire Agreement. This Agreement (which includes the appendices, exhibits and schedules referenced in and attached to this Agreement, each of which is hereby incorporated into and made a part of this Agreement by this reference) constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior or contemporaneous agreements, proposals, discussions, or communications by and among any of the Parties with respect to the subject matter of this Agreement.

VI.2 Amendments. This Agreement may be amended with, and only with, the approval of the Manager as set forth in a written document.

VI.3 Execution of Additional Instruments. The Parties hereby agree to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

VI.4 Waivers. The failure of any Party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

VI.5 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Party shall not preclude or waive the right

to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Parties may have by law, statute, ordinance or otherwise.

VI.6 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be held to be invalid, illegal or unenforceable to any extent, the remaining provisions of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by North Carolina law.

VI.7 Non-Assignability. Except as specifically set forth in this Agreement, no Party may assign this Agreement or their rights and/or obligations pursuant to this Agreement without the prior written consent of the other Parties.

VI.8 Binding Effect. All of the covenants, terms, provisions and agreements set forth in this Agreement shall be binding upon and inure to the benefit of the Parties and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

VI.9 Creditors. None of the provisions of this Agreement shall be for the benefit or enforceable by any creditors of the Company.

VI.10 Waiver of Action for Partition. The Members irrevocably waive during the term of the Company any right that they may have to maintain any action for partition with respect to the property of the Company.

VI.11 Preparation of Agreement. The Parties agree that no interpretive presumption shall exist against such Party as a result of authorship of this Agreement.

VI.12 Notices. Any notice, demand or communication required or permitted to be given by a provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally or by email to the Party or to an executive officer of the Party to whom the same is directed or, if sent by a nationally recognized overnight courier to a Member's and/or Company's address, as appropriate, which is set forth in this Agreement. Except as otherwise provided herein, any such notice shall be deemed to be given upon receipt or delivery to such person's address.

VI.13 Governing Law, Venue and Jurisdiction. This Agreement shall be governed exclusively by the laws of the State of North Carolina, without regard for principles of conflicts of law. The venue and jurisdiction for any dispute shall be exclusively in the state and/or federal courts in and for Buncombe County, North Carolina.

VI.14 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT EITHER MAY HAVE TO A TRIAL BY JURY FOR ANY ACTION OR PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT. THE PARTIES EACH, ON THEIR OWN BEHALF (I) CERTIFY THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (II) AGREES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS WAIVER OF JURY TRIAL.

VI.15 Prevailing Party Attorney's Fees. In the event of any Action or Proceeding, the prevailing party in such Action or Proceeding shall be entitled to an award of their reasonable attorneys' fees and costs (including, without limitation, all taxable and non-taxable costs, and all fees and costs to determine the amount of fees and costs to be awarded) incurred prior to any such Action or Proceeding, as well as at all levels of trial and appeal.

VI.16 Survival. The provisions in Articles V and VI shall survive the expiration or earlier termination of this Agreement.

VI.17 Counterparts and Electronic Versions. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement may be accepted or executed by digital or electronic acceptance or signature. Each Party reserves the right to maintain an executed copy of this Agreement in electronic form only, and each Party agrees that a print-out of such electronic form of this Agreement will be deemed an original.

[*SIGNATURES ON NEXT PAGE*]

IN WITNESS WHEREOF, the Company and Member have duly authorized, executed and entered into this Operating Agreement as of the Effective Date.

COMPANY:

EAST PERRY, LLC

By: Janine Saunders

Name: Janine Saunders

MEMBERS:

JANINE SAUNDERS

Janine Saunders

Janine Saunders

SCHEDULE A

List of Members, Membership Interests, Capital Contributions,

Member	**Capital Contributions**	**Membership Interest Units**	**Membership Interest Percentage**
Janine Saunders	$ 750.00	1,000	100%
TOTAL		**1,000**	**100%**

Audit trail

Details

FILE NAME	East Perry Op Agmt.docx - 8/24/26, 6:31 PM
STATUS	Signed
STATUS TIMESTAMP	2026/08/24 22:33:11 UTC

Activity

SENT	janine@eastperry.com **sent** a signature request to: • Janine Saunders (janine@eastperry.com)	2026/08/24 22:32:04 UTC
SIGNED	**Signed** by Janine Saunders (janine@eastperry.com)	2026/08/24 22:33:11 UTC
COMPLETED	This document has been signed by all signers and is **complete**	2026/08/24 22:33:11 UTC

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